UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   DONNELL, ARTHUR R
   600 MARKET ST W
   P O BOX 1318
   HURON, SD  57350
   USA
2. Issuer Name and Ticker or Trading Symbol
   NORTHWESTERN PUBLIC SERVICE COMPANY
   NPS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   DECEMBER 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT ENERGY OPERATIONS
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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COMMON STOCK                 |*     |R   |196.562           |A  |#          |3769.352           |D     |                           |
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COMMON STOCK                 |+     |B   |208.7168          |A  |@          |4732.6102          |D     |                           |
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COMMON STOCK                 |*     |R   |5.514             |A  |#          |150.605            |I     |GRNDAUGHTER                |
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COMMON STOCK                 |*     |R   |3.003             |A  |#          |106.153            |I     |GRNDAUGHTER                |
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COMMON STOCK                 |*     |R   |5.255             |A  |#          |146.018            |I     |GRANDSON                   |
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COMMON STOCK                 |*     |R   |2.813             |A  |#          |102.764            |I     |GRNDAUGHTER                |
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COMMON STOCK                 |*     |R   |3.003             |A  |#          |106.153            |I     |GRNDAUGHTER                |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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PHANTOM STOCK UNITS     |        |9-1-9|A   |54.1173    |A  |     |%    |COMMON STOCK|54.1173|28.75  |            |D  |            |
                        |        |6    |    |           |   |     |     |            |       |       |            |   |            |
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PHANTOM STOCK UNITS     |        |12-1-|A   |47.5249    |A  |     |%    |COMMON STOCK|47.5249|34.75  |3637.7161   |D  |            |
                        |        |96   |    |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
* SHARES ACQUIRED THRU DIVIDEND REINVESTMENT PLAN FROM 3-1-96 THRU
12-1-96
# PRICES RANGE FROM $27.381 TO $35.336 PER
SHARE
+ SHARES ACQUIRED THROU ESOP FROM 3-1-96 THRU
12-2-96
@ PRICES RANGE FROM $27.3810 TO
$35.1250
% PHANTOM STOCK UNITS MATURE 5 YEARS FROM DATE OF
AWARD
SIGNATURE OF REPORTING PERSON
/S/ ARTHUR R DONNELL
DATE
2.-3-97